

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   April 19, 2016

Via E-mail
Loreto Grimaldi
Executive Vice President and Chief Legal Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

> **Re: Progressive Waste Solutions Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed April 1, 2016**
> **File No. 333-209896**

Dear Mr. Grimaldi:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   We are continuing to evaluate your response to comment two in our letter dated March 29, 2016.

2.   We note that one of the conditions to the merger is that there is no change to the Internal Revenue Code that will have "a material limitation on the ability to deduct for U.S. federal income tax purposes interest on any current or reasonably anticipated debt obligation… of Waste Connections… or any of its subsidiaries." Further, we note that on April 5, 2016, Waste Connections filed a Form 425 and Progressive Waste filed a Form 6-K to indicate that based on an initial review of the U.S. Department of Treasury's proposed tax regulations issued on April 4, 2016 that the "the companies believe that the proposed regulations could have an impact of less than 3% of the combined company expected Year 1 adjusted free cash flow." In your amended registration statement, please discuss the potential impact of these proposed regulations on the merger, and also disclose why the companies believe that these proposed regulations will only impact first year free cash flows by 3%.

Unaudited Pro Forma Combined Financial Information, page 123

3.   In discussing the $8,084 tax benefit on $1,987 pro forma income before taxes, you state it does not reflect potential post-acquisition tax strategies expected to result in tax savings to the combined company. The predominance of the disclosure regarding potential additional tax savings could suggest you expect tax benefits at a rate even beyond the tax

benefit of 407% of pro forma income. Please provide a more general discussion of the inverse relationship of pro forma income tax benefit of 407% of pro forma income and the limitations of this pro forma information. Clarify, if true, that the combined pro forma tax benefit is not a useful indicator of future results and provide or refer to a discussion of your known expectations.

You may contact Jenn Do, Staff Accountant at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Via E-mail
        Matthew Gilroy
        Weil, Gotshal & Manges LLP